BC FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

December 21, 2010

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

December 21, 2010

The press release relating to this material change was distributed and filed by,

Marketnews Publishing, Inc. and Stockwatch Canada on December 21, 2010.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has acquired an additional ten percent (10%) NPI in the

Silverknife  property,  in  the  Liard  Mining  Division,  for  200,000  treasury  shares  of  its common stock to Rapitan Inc.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in  the  material  change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report,  or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 23rd  day of   December, 2010.

Schedule “A”

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES ANNOUNCES AN ADDITIONAL 10% NET PROFIT INTEREST ("NPI") IN THE

SILVERKNIFE 1 & 2 PROPERTY

For  Immediate  Release:  December  21,  2010,  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX  Venture  Exchange:

TRC.V, OTCBB: TRYLF) is pleased to announce that the Company has acquired an additional ten percent (10%) NPI in  the  Silverknife  property,  in  the  Liard  Mining  Division,  for  200,000  treasury  shares  of  its  common  stock  to  Rapitan

Resources Inc.

John  Robertson,  President  of  Teryl  Resources  Corp.,  states,  "Teryl  Resources  Corp.  now  owns  a  30%  working interest, and  a 10% net profit interest and Reg Technologies  Inc., through Minewest controls 70% interest, in a silver,

lead, zinc property, near the Silvertip silver,  lead and zinc  property, owned by Silvercorp,  located 100 kilometers from

Watson Lake, Yukon."

ABOUT SILVERKNIFE 1 & 2

The   property  lies   on   the   northeastern   flank   of   the   Cassiar   Mountains.   The   terrain   of   the   area   is   moderately

mountainous,  with  rounded  peaks  and  ridges  separated  by  broad  U-shaped  valleys.   Property  elevations  range  from

1,050 m ASL to 1,660 ASL.  Roughly 20% of the property is above tree line, which is at approximately 1,450 m ASL.

The Silverknife  Property is contiguous to Silvercorp’s Silvertip silver-lead-zinc deposit  which lies less than one (1) km

from  the  Property  boundary.   Silvercorp  has  been  active  in  the  past  two  (2)  years  exploring  and  re-evaluating  the

Silvertip  Property  towards  the  initiation  of  mining  operations.   Recently,  Silvercorp  opened  up  a  50  man  camp  on  the

Silvertip  Property  and  has  announced  plans  to  apply  for  a  Provincial  Small  Mine  Permit  for  an  underground  mining

operation   with  a  capacity  of  under  75,000  tonnes  per  year  and  all  ancillary  dewatering  and  related  permits.

Exploration diamond drilling from 10,000-20,000 meters is currently underway on the Silvertip Property.

The  Silverknife  mineral  claims  have  been  held  continuously  since  they  were  staked  in  1983  and  are  held  in  trust  by

Reg  Technologies  Inc.   Through  a  series  of  Property  agreements,  Minewest  holds  a  70%  working  interest,  subject  to

a  10%  net  smelter  return,  in  the  Property.   Teryl  Resources  Corp.  holds  30%  working  interest,  and  a  10%  NPI  in  the

Property.   Reg  Technologies  Inc.  is  retaining  a  5%  net  profit  interest  in  the  Property.   A  one  percent  (1%)  NSR  is

payable to SMR in relation to the Silverknife Property.

The  Silverknife  property  was  worked  extensively  from  1984  through  1988  including  geochemical  soil  sampling,  VLF-

EM  surveys,  Induced  Polarization  surveys  and  diamond  drilling  (totaling  over  4,400  meters).   These  projects  located

geochemical  and  geophysical  anomalies  considered  high  priority  exploration  targets  as  well  as  generated  drill  assay results  from  trace  up  to  4.2  meters  of  29.3  oz/ton  silver,  16.5  percent  lead  and  7.1  percent  zinc  (Hole  85-21).

Sphalerite,  galena  and  pyrite  within  these  mineralized  sections  are  associated  with  tan  coloured  siderite  which  has been interpreted as associated with the higher grade intersections.

Qualified Person

Paul  Gray,  P.  Geo.,  Province  of  British  Columbia  Licensed  Geologist  No.  29833  of  Vancouver,  B.C.,  who  is

independent  of  the  Company  as  defined  in  NI43-101.   Paul  Gray  is  a  Qualified  Person  as  defined  in  NI  43-101  and also  qualifies  under  the  rules  stated  by  the  U.S.  Securities  and  Exchange  Commission  (“SEC”),  and  has  verified  the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80%, respectively, of total expenditures.

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the  Fairbanks  Mining

District,  Alaska.  The  Gil  project  is  a  joint  venture  with  Kinross  Gold  Corporation  (TSX:  K;  NYSE:  KGC)  (80%

Kinross/20%  Teryl).  To  date  USD  $9  million  has  been  expended  on  exploration  by  Kinross  and  Teryl  on  the  Gil  joint venture  claims.  A  USD$1.5  million  budget  has  been  approved  for  2010.  The  Company’s  other  Alaska  holdings  also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF); the Stepovich Claims, where

Teryl  has  a  10%  net  profit  interest  from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.  Teryl  Resources

Corp.  owns  a  30%  working  interest  and  a  10%  net  profit  interest  in  the  Silverknife  1  &  2  property  located  in  the  Liard

Mining Division in BC.  For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and  operations,  and  capital expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,  certain  of  which  are  beyond  the  Company's control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case materially,  from  those  expressed  or  implied  by  the  forward-looking  statements  contained  in  this  press  release.  Readers  of  this  press  release  are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,  including,  but  not limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful  completion  of  new  development  projects,  planned expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost estimates;  whether  mineral  resources  can  be  developed;  title  to  mineral  properties;  financing  requirements;  changes  in  laws,  rules  and  regulations applicable to Teryl, and changes in how they are interpreted and enforced,  delays resulting from or inability to obtain required regulatory approvals and ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,

industry conditions,  increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility  and  market  valuations  of  companies  with  respect  to  announced  transactions.  The  Company's  actual  results,  performance  or  achievements could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at

www.sedar.com,   and   the  Company’s   20-F   annual   report   filed  with  the  United   States   Securities   and   Exchange   Commission  at   www.sec.gov.

Accordingly,  no  assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether  written  or  oral,

attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these  cautionary  statements.  Furthermore,  the forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this  news  release  and  the  Company  does  not  undertake  any obligation  to  update  publicly  or  to  revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or otherwise, except as may be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United  States.  The  securities  of  the

Company have not been registered under the United States Securities  Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and  may  not  be  offered  or  sold  within  the  United  States  or  to  U.S.  Persons  unless  registered  under  the  U.S.  Securities  Act  and  applicable  state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX  Venture  Exchange)  accepts responsibility for the adequacy or accuracy of this release.